REPUBLIC OF ITALY

DEPARTMENT OF TREASURY OF THE

MINISTRY OF ECONOMY AND FINANCE

May 2, 2013

VIA EDGAR

International Corporate Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: The Republic of Italy

Registration Statement on Post-Effective Amendment No. 2 to Form Schedule B

File No. 333-152589

Ladies and Gentlemen:

On behalf of the Department of Treasury of the Ministry of Economy and Finance of the Republic of Italy, I respectfully request that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 12:01 AM EST on May 6, 2013, or as soon thereafter as is practicable.

Very truly yours,

The Republic of Italy

By:	/s/ Dottoressa Maria Cannata
Name:	Dottoressa Maria Cannata
Title:	Directorate II Department of Treasury Ministry of Economy and Finance